Amesite Inc.

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

November 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Re:	Amesite Inc.
Registration Statement on Form S-3
Filed November 1, 2021
File No. 333-260666

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amesite Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:30 p.m., Eastern Standard Time, on Friday November 5, 2021, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AMESITE INC.

By:	/s/ Ann Marie Sastry, Ph.D.
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer, President and Chairman of the Board